December 17, 2009

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated November 24, 2009

Tele Norte Leste Participações S.A.

Form 20-F for Fiscal Year Ended December 31, 2008

Filed July 13, 2009

File No. 1-14487

Dear Mr. Spirgel:

By letter dated November 24, 2009, the staff of the Securities and Exchange Commission (the “Staff”) provided certain additional comments on the annual report on Form 20-F filed on July 13, 2009 (the “2008 Form 20-F”) by Tele Norte Leste Participações S.A. (the “Company”). This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in bold the Staff’s comments and have provided responses immediately below the comments. All page numbers refer to the 2008 Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2008

Note 36—Summary of the differences between Brazilian GAAP and US GAAP, page F-87

(m) Income tax and social contribution, page F-95

1.	We note your response to prior comment 5. It is unclear to us why you say that you have no liabilities associated with unrecognized tax benefits. In this regard, you state that your total amount of unrecognized tax benefits under FIN 48 as of December 31, 2008, due to possible and remote contingencies was R$5,511. Explain to us in more detail how you applied the provisions of FIN 48, which prescribes a different recognition threshold than SFAS 5.

Although FIN 48 prescribes a “more likely-than-not” recognition threshold whereas SFAS 5 is based on a “probable” recognition threshold, to the extent that contingencies were not recognized as liabilities in the Company’s financial statements (i.e. because they were considered “possible” or “remote” under SFAS 5) such contingencies were further evaluated under FIN 48 and the tax benefits taken by the Company related to such contingencies were considered more likely-than-not to be sustained upon examination by the tax authorities.

Of the total amount of uncertain tax positions under FIN 48 of R$5,511 million, R$2,375 million relates to litigious cases and R$3,136 relates to non-litigious cases. The amount related to litigious cases is mainly related to the amortization of goodwill for tax purposes of R$1,364 million and undue disallowances of R$994 million (as disclosed in note 26 (e) to the Company’s 2008 consolidated financial statements).

Uncertain tax benefits related to non-litigious cases of million are mainly comprised of income tax impact of gains and losses on swap transactions of R$1,970 million in addition to the income tax impact of monetary restatement of judicial deposits of R$241 million, income tax impact over connection fees of R$335 million and non-deductible expenses of R$172 million.

Both the litigious and non-litigious amounts were considered to be more likely-than-not to be sustained upon tax examinations.

(q) Statement of cash flows, page F-99

2.	We note your response to prior comment 6. It is unclear to us why you intend to reclassify the cash flows relating to trading securities for the year ended December 31, 2007 under US GAAP from operating activities to investing activities. Tell us your basis for this reclassification under US GAAP accounting literature. In this regard, we note that paragraph 24 of SFAS 159 states that the statement should not be applied retrospectively to fiscal years beginning prior to the effective date.

In order to have classification symmetry for both the original purchase and the subsequent sale, the Company has elected to reclassify all prior year cash flows related to trading securities from operating to investing in the statement of cash flows. While we acknowledge that retrospective reclassification appears inconsistent with paragraph 24 of FAS 159 which states FAS 159 should not be applied retrospectively, we understand that the FASB staff will not object to this view because they did not intend for FAS 159 to create symmetry issues within the statement of cash flows.

In addition, the Company’s consolidated statement of cash flows under Brazilian GAAP is based on the same classification for this type of securities and such classification for cash flow information presented under U.S. GAAP would be consistent with the Company’s primary GAAP information.

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3.	We note your response to prior comment 7. It is unclear to us why the amounts presented for cash flows from operating, investing and financing activities under US GAAP changed as a result of the adoption of new Brazilian GAAP accounting standards. Please advise.

The disclosure in note 36(q) to the Company’s 2008 consolidated financial statements includes the items that have different classification under Brazilian GAAP and U.S. GAAP for cash flow purposes (i.e. a reconciliation of operating, investing and financing cash flows from Brazilian GAAP to U.S. GAAP). In that regard, the new Brazilian GAAP did not change the U.S. GAAP cash flows.

The changes in U.S. GAAP cash flows were mainly a result of:

•

Out-of-period adjustments of R$144 million and R$148 million for 2007 and 2006, respectively (see note (i) to the tables included in the response to comment 7 in the Company’s letter to the Staff dated October 30, 2009, responding to the Staff’s comment letter dated September 25, 2009);

•

2007 cash flows of R$1,557 million related to trading securities originally classified as operating activities in the Company’s 2007 20-F were classified as investing activities in the Company’s 2008 20-F. 2006 trading securities cash flows were also classified as investing activities.

In addition, consistent with the response to comment 2 above, the Company intends to further reclassify 2007 cash flows of R$760 million related to trading securities from operating to investing activities upon filing the amendment to its 2008 Form 20-F with the Commission. The amended disclosure would be as follows:

2007
Operating activities under Brazilian GAAP	5,234
Cash flows related to judicial deposits and blockings	209

Operating activities under US GAAP	5,443

Investing activities under Brazilian GAAP	(4,039)
Cash flows relating to repurchase, sales and maturities of trading securities under US GAAP	(760)
Cash flows related to judicial deposits and blockings	(209)

Investing activities under US GAAP	(5,008)

Financing activities under Brazilian GAAP	(609)
Financing activities under US GAAP	(609)

Cash and cash equivalents at beginning of the year under Brazilian GAAP	2,876
Difference in definition of temporary investments at beginning of the year	—

Cash and cash equivalents at beginning of the year under US GAAP	2,876
Increase (decrease) in cash and cash equivalents under Brazilian GAAP	585
Cash flows relating to short-term investments under US GAAP	(760)

Cash and cash equivalents at end of year under US GAAP	2,701

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4.	In your response to prior comment 7, you state that you recorded an out-of-period adjustment in 2008 as a result of errors discovered in the 2006 and 2007 financial statements. Provide us with a materiality analysis of the impact of this error correction on US GAAP amounts presented for the year ended December 31, 2008 using the guidance in SAB 99.

Please see the analysis attached as Annex I to this letter. The Company intends to include disclosure related to the out-of-period adjustment in the amendment to its 2008 Form 20-F to be filled with the Commission, as follows:

“The Company performed an immaterial out-of-period adjustment related to amounts of interest paid previously disclosed for 2007 and 2006; the amounts of interest paid for 2007 and 2006 of R$842 and R$865, respectively, were adjusted by R$144 and R$147, respectively.”

* * *

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate in advance your time and attention to our comments. Should you have any additional questions or concerns, please contact Mark O. Bagnall of White & Case LLP at 305-995-5225 or Marcelo Augusto Salgado Ferreira at +55 21 3131-2871, who assisted in preparing the responses to the Staff’s comments.

Very truly yours,

/s/ Alex Waldemar Zornig
Alex Waldemar Zornig
Chief Financial Officer
Tele Norte Leste Participações S.A.

cc:	Melissa Hauber, Senior Staff Accountant

Robert S. Littlepage, Jr., Accountant Branch Chief

Securities and Exchange Commission

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Annex I

Tele Norte Leste Participações S.A (“TNL”)

Analysis of Out-of-Period Adjustment of Cash Flow Information

I.	Background

TNL files its annual report with the Securities and Exchange Commission (“SEC”) which includes U.S. GAAP information under item 18 of Form 20-F (i.e. stockholder’s and net income reconciliations and supplemental U.S. GAAP disclosures not included in TNL’s primary GAAP financial statements). TNL historically has presented a cash-flow statement within its primary GAAP financial statements and no cash flow statement had been presented within TNL’s U.S. GAAP financial information; starting in 2006, a footnote was included within its U.S. GAAP financial information to disclose the difference in the definition of cash equivalents and the reclassification of certain cash flow line items (e.g. interest paid and cash flows related to judicial blockings) between its primary GAAP cash flow statement and U.S. GAAP.

In 2008, TNL’s primary Brazilian GAAP financial statements were adjusted to recognize the changes implemented by the newly updated statutory law in Brazil (Law No. 11,638/07) which included the adjustment of previously disclosed comparative information for the years 2007 and 2006 related to balance sheet, income statement and cash flow statement. Among the requirements implemented by the new law were the definition of cash equivalents and the reclassification of interest paid from financing activities to operating activities under Brazilian GAAP.

Prior to the adoption of Law No. 11,638/07, TNL disclosed its statement of cash flows as supplemental information included in its financial statements under Brazilian GAAP as there was no requirement under Brazilian GAAP to disclose a cash flow statement prior to the adoption of Law No. 11,638/07 in 2008; the amounts related to interest paid were disclosed outside the cash flow statement as supplemental cash-flow information and was based on information from TNL’s accounting records.

When preparing its 2008 consolidated financial statements, TNL identified that the amounts related to interest paid in 2007 and 2006 previously disclosed as supplemental cash flow information under Brazilian GAAP were incorrectly applied as these amounts were based on the accounting records instead of information obtained from TNL’s treasury department reflecting actual cash outflows related to interest paid; the amounts of interest paid previously disclosed of R$842 million and R$865 million in 2007 and 2006, respectively, changed to R$698 million and R$718 million, respectively. The difference of R$144 million for 2007 and R$147 million in 2006 represented the following impacts to TNL’s previously disclosed cash flow information (i.e., the information included in TNL’s 2007 consolidated financial statements):

	2007	2006
Operating activities under Brazilian GAAP (as originally disclosed)	5,959	5,590
Interest paid out-of-period adjustment (*)	144	147

Operating activities under Brazilian GAAP (adjusted) (**)	6,103	5,737
Impact on Brazilian GAAP information originally disclosed (***)	2.4%	2.6%

(*)	Financing activities were affected by the same amount.
(**)	Does not included the impact of adjustments introduced in 2008 by Law No. 11,638/07.
(***)	Operating activities under U.S. GAAP (as originally disclosed) were affected by 4.7% and 3.3%, respectively.

II.	Quantitative Analysis of the Misstatement on the Reclassification of Interest Paid

•	The misstatement affected cash flows from operations and cash flows from financing activities under Brazilian GAAP and U.S. GAAP solely for the years ended December 31, 2007 and 2006.

•	The misstatement affects operating and financing activities; however, there is no impact to total cash flow presented under Brazilian GAAP or U.S. GAAP.

•	There is no impact to TNL’s financial position as a result of the misstatement.

•	There is no impact to TNL’s results of operations as a result of the misstatement.

•	There is no impact to TNL’s EPS figures or other key financial measures (e.g. EBITDA) as a result of the misstatement.

•

While the misstatement had a significant impact on cash flows from financing activities under U.S. GAAP, notably in 2007, there was no significant impact on the information disclosed under Brazilian GAAP and there is no change in earnings or significant impact in other trends as a result of the misstatement.

III.	Trend Analysis

	2007	2006
Operating activities under Brazilian GAAP (as previously disclosed) (*)	5,959	5,590
Adjustment to the amount of interest paid reclassified	144	147

Operating activities under Brazilian GAAP (revised) (*)	6,103	5,737
Impact on information originally disclosed	2.4%	2.6%

Financing activities under Brazilian GAAP (as previously disclosed) (*)	(1,307)	(2,334)
Adjustment to the amount of interest paid reclassified	(144)	(147)

Financing activities under Brazilian GAAP (revised) (*)	(1,451)	(2,481)
Impact on information originally disclosed	11.0%	6.3%

(*)	Does not include the impacts arising from the application of the new statutory Law in Brazil.

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	2007	2006
Operating activities under U.S. GAAP (as previously disclosed) (*)	3,009	4,513
Adjustment to the amount of interest paid reclassified	144	147

Operating activities under U.S. GAAP (revised) (*)	3,153	4,660

Impact on information originally disclosed	4.7%	3.3%
Financing activities under U.S. GAAP (as previously disclosed) (*)	465	(1,469)
Adjustment to the amount of interest paid reclassified	(144)	(147)

Financing activities under U.S. GAAP (revised) (*)	321	(1,616)
Impact on information originally disclosed	30.1%	10.0%

(*)	Does not include the impacts arising from the application of the new statutory Law in Brazil.

IV.	Supplemental Qualitative Analysis of the Misstatement on the Reclassification of Interest Paid

No.	Qualitative factor	Evaluation and conclusion

1.	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate	Misstatement arises from an item capable of precise measurement. However, it relates to a non-pervasive calculation error as opposed to conceptual one.

2.	Whether the misstatement masks a change in earnings or other trends	No. There was no impact to TNL’s results of operations and earnings or other trends as a result of the misstatement.

3.	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise	No. Analyst’s consensus are primarily based on other key performance indicators that were not affected by the misstatement (e.g. net income, EBITDA)

4.	Whether the misstatement changes a loss into income or vice versa.	No. There is no impact to TNL’s results of operations as a result of the misstatement.

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No.	Qualitative factor	Evaluation and conclusion

5.	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability	No. There is no impact to TNL’s segment information as a result of the misstatement.

6.	Whether the misstatement affects the registrant’s compliance with regulatory requirements	No.

7.	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements	No.

8.	Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation	No.

9.	Whether the misstatement involves concealment of an unlawful transaction.	No

10.	Expected market reaction	Mild to none

V.	Overall Conclusion

After discussing this matter with its fiscal council, including its review and approval of this analysis, TNL concluded that the previously issued financial statements are not materially misstated based on:

•	the facts and circumstances related to the misstatement;

•	the quantification of the misstatement and its potential implications;

•

TNL’s belief that, although the misstatement had a higher impact on the 2007 financing cash flow information under U.S. GAAP, public investors in TNL focus mainly on TNL’s operating cash flow information and primarily on TNL’s Brazilian GAAP cash flow;

•	the qualitative factors analyzed; and

•	the low significance of the adjustment and the lack of significant potential implications.

Accordingly, TNL has concluded that its previously issued financial statements should not be amended for this error, and that the error should be corrected prospectively. Accordingly, in preparing our 2008 20-F, the error was corrected by adjusting the interest paid in 2007 and 2006.

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